UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of May 2021
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
 (Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Completion of Exchange Offer

On April 26, 2021, RedHill Biopharma Ltd. (the “Company”) commenced a tender offer to exchange eligible options (“Eligible Options”) to purchase American Depositary Shares, each representing ten ordinary shares of the Company, par value NIS 0.01 per ordinary share (“ADSs”), for replacement options to purchase ADSs (“New Options”), with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated April 26, 2021 (the “Exchange Offer”). The Exchange Offer expired at 5:00 p.m., Eastern Time, on Monday, May 24, 2021.

Pursuant to the Exchange Offer, all eligible holders of Eligible Options elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 2,805,281 ADSs, representing approximately 100% of the total ADSs underlying the Eligible Options. On May 26, 2021, following the expiration of the Exchange Offer, the Company granted New Options to purchase 2,805,281 ADSs of the Company, pursuant to the terms of the Exchange Offer and the Company’s Amended and Restated Award Plan (2010) (the “2010 Plan”). The exercise price per ADS of the New Options granted pursuant to the Exchange Offer (i) to eligible optionholders who are subject to U.S. taxation is $7.00 per ADS, which was the per ADS fair market value on April 12, 2021, the date our board of directors approved the exercise price for any new options to be granted to such optionholders; and (ii) to eligible optionholders who are not subject to U.S. taxation is (i) $5.00 or (ii) $4.30 if the Company has (A) net revenues of at least $100 million and negative Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of less than $40 million in 2021 or (B) net revenues of at least $130 million AND negative EBITDA of less than $20 million in 2022. Each New Option has the same expiration date, vesting schedule and other terms (other than exercise price) as the Eligible Option exchanged therefor.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692) and May 3, 2021 (File No. 333-255710) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: May 26, 2021	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer